

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2023

Marshini Moodley
President and Chief Executive Officer
Rayont Inc.
228 Hamilton Avenue, 3rd Floor
Palo Alto, CA 94301

> **Re: Rayont Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2022**
> **Filed December 29, 2022**
> **Form 10-Q for the Quarterly Period Ended March 31, 2023**
> **Filed May 15, 2023**
> **File No. 000-56020**

Dear Marshini Moodley:

We issued comments to you on the above captioned filing on June 6, 2023. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by October 20, 2023.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Kristin Lochhead at 202-551-3664 or Brian Cascio, Accounting Branch Chief, at 202-551-3676 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services